Solarflex Corp.
c/o Sergei Rogov
12 Abba Hillel Silver Street, 11th Floor
Ramat Gan 52506
ISRAEL
Tel: 972-3-753-9888

January 3  2012
By Fax and Edgar
Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax: 202-772-9349

Re: Solarflex Corp.
Registration Statement on Form S-1 - Amendment No. 3
File No. 333-168068
Originally Filed  December 6 2011

Dear Mr. Mancuso:

Solarflex Corp. (“Solarflex”) acknowledges receipt of the letter dated December 22 , 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 A#4  (the "Fourth  Amended Draft") and have tracked all changes in the edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.
We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.
We acknowledge that Solarflex is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Our Company, page 5
1. We note your responses to prior comments 3 and 7. If you do not know whether your potential product can achieve the disclosed efficiency improvement and cost savings, please tell us why you believe it is appropriate to include such claims in your prospectus.

Response

The Co  believes that the management has suffice experience in the electronic and software development  industry and there is enough information in the patent application for management to at least after  having  reviewed it  and determined the future possible benefits of the implementation of the Patent . The following paragraph ahs therefore been added in the section Our Company

Although  a  working prototype has not yet been developed all of the above assertions  in relation to the expected  efficiency improvement and related cost savings ( including throughout  the prospectus ) are the assumptions of the current management based on the extensive and unique experience in the technology and software development  industry of the CEO and upon the review in depth of the acquired patent and its ramifications . A further in depth explanation of the patent and its proposed efficiency and cost savings should be read in the section’ PHOTOVOLTIC   ELEMENT TECHNOLOGY  ”in the business section of the Prospectus

State securities laws may limit secondary trading, page 15
2. Please update the disclosure in the section entitled “Plan of Distribution” section on page 32 to reflect the substance of your response to prior comment 8.

Response

We have updated the disclosure on page 32 accordingly

Financial Statements, page F-1
3. We note that in connection with this amendment, you have removed the audited financial statements as of and for the periods ended December 31, 2010 that were included in the prior Form S-1. Please explain to us in detail the reasons for the removal of the audited financial statements. Specifically address whether there have been subsequent events that have impacted the reliability of those audited financial statements.

Response

The 2010 set of audited annual FS were erroneously omitted in the recent filing. There are no further subsequent events which would have impacted the reliability of those audited financial statements and the set of the annual audited Financial Statements have been included in the current amended draft # 4.

4. Further to the above, please amend this filing to include audited financial statements in accordance with Article 8 of Regulation S-X.

Response

The current annual audit for 2012 has not been initiated yet . The current set of the September 30 2011 Financial Statements are the most recent set of interim statements and are currently still valid to be included in the prospectus.

Exhibit 10.1
5. We note your response to prior comment 20; however, you re-filed the same exhibit. Please note that the text of your exhibits should not be presented as a graphic or image file. See the last sentence of Regulation S-T Item 304(e). Therefore, we reissue prior comment 20 to re-file your exhibit accordingly.

Response

Exhibit # 10.1 has been reinserted and edgarized (not in graphic or image format )

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact at Tel: 1-800-878-5756.

Sincerely,
Sergei Rogov, President
Solarflex Corp.